SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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SUBMISSION VIA EDGAR

Office of Technology

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kathleen Collins
Matthew Derby
Melissa Kindelan
Mariam Mansaray

Re:	NCR ATMCo, LLC
Registration Statement on Form 10-12B
Filed June 26, 2023
File No. 001-41728

Ladies and Gentlemen:

On behalf of NCR ATMCo, LLC (the “Company” or “NCR ATMCo”), a wholly owned subsidiary of NCR Corporation (“NCR”), and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Registration Statement on Form 10 (the “Registration Statement”) set forth in your comment letter dated July 11, 2023 (the “Comment Letter”), set forth below are the Company’s responses to the Comment Letter. The Company has revised the Registration Statement and is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), including an information statement filed therewith (“Information Statement”) concurrently herewith.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amended Registration Statement. All references to page numbers and captions (unless otherwise stated) in our responses correspond to the page numbers and captions in the Information Statement included in the Amended Registration Statement.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 21, 2023

Registration Statement on Form 10-12B

Notes to Unaudited Pro Forma Combined Financial Statements, page 91

1.

We note pro forma adjustment (r) reflects incremental stock compensation expense related to adjustments made to accelerate vesting of certain equity awards. We also note on page F-64 you disclose that 50% of the market-based restricted stock units granted include an accelerated vesting provision if a spin-off takes place during the performance period. Please tell us whether adjustment (r) relates to these awards and this accelerated vesting provision. If so, tell us how the additional expense of $4 million relates to 50% of the awards, which appears to have unrecognized compensation costs of $50 million as of March 31, 2023. Also, revise to reflect this adjustment as of the beginning of the fiscal year presented (i.e. January 1, 2022). Lastly, tell us why this adjustment is reflected as an autonomous entity adjustment rather than a transaction accounting adjustment.

Response: We respectfully acknowledge the Staff’s comment and affirm on behalf of the Company that the additional stock compensation expense in adjustment (n) relates to the market-based restricted stock units granted in December 2022 and February 2023 which for a portion of the awards include pre-existing provisions in the award agreements that require the vesting period to be reduced from 36 months to the later of (i) the spin-off date and (ii) 12 months in the event a spin-off occurred (which is summarized on page F-64).

We have been advised by the Company that in determining the incremental stock compensation expense of $4 million in adjustment (n), the Company considered all unrecognized compensation cost related to unvested restricted stock unit grants specific to employees who exclusively support NCR ATMCo operations (i.e., $50 million as of March 31, 2023). The population of all unrecognized compensation costs include several grants which do not include a pre-existing provision requiring reduction of the vesting period in the event of a spin-off ($36 million); only the two most recent grants (December 2022 and February 2023) include a provision that shortens the vesting period in the event of a spin-off ($14 million). Of those grants which include such provision, 50% of the award had a reduction in the vesting period (from 36 months to the later of (i) the spin-off date and (ii) 12 months) and the resulting additional stock compensation expense is included within adjustment (n).

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 21, 2023

With respect to the Staff’s comment regarding the period in which the pro forma adjustment (n) is reflected, the Company has advised us that the awards with the accelerated vesting provision were granted in December 2022 and February 2023 as part of the annual granting process of NCR. Given the nature of the awards, which were granted in the normal course of business, the Company determined such underlying grants did not represent a material event or condition for which a pro forma effect should be given. Instead, the Company is prospectively giving pro forma effect to the change in vesting period triggered by the spin-off from 36 months to the later of (i) the spin-off date and (ii) 12 months. Therefore, the Company did not push back the expense any earlier than when the awards were granted. As awards were first granted in December 2022, the change of vesting position had no material impact to the annual period, and therefore, the Company did not reflect a pro forma adjustment for the year ended December 31, 2022. However, a pro forma adjustment of $4 million for the three-month interim period ended March 31, 2023 was reflected. We respectfully advise the Staff that the Company has revised the disclosure on page 91 of the Information Statement for adjustment (n) accordingly.

We further respectfully advise the Staff that, upon further evaluation and in response to the Staff’s comment, the Company has revised adjustment (n) (which was previously adjustment (r) in the Information Statement filed on June 26, 2023) on pages 86 and 91 of the Information Statement to be reflected as a transaction accounting adjustment rather than an autonomous entity adjustment.

Business, page 95

2.

With a view towards revised disclosure, advise whether NCR ATMCo is dependent on any platforms to liquidate its Bitcoin or other crypto assets or convert such crypto assets into fiat currency. Address the company’s reliance on any such platform.

Response: The Company is not dependent on any single platform to trade in Bitcoin and in accordance with its Business Continuity and Disaster Recovery Plan it maintains at least two active accounts at multiple cryptocurrency exchanges to avoid reliance on a single service provider. As a holder of Bitcoin, the Company is subject to the risks associated with holding Bitcoin, including the risk of loss because it may not be able to liquidate its Bitcoin holdings at desired prices due to fluctuations in market prices or loss of access to its digital wallets, including through an exchange’s bankruptcy or cybercrime. The Company mitigates this risk through maintaining limited Bitcoin holdings and targets to maintain a Bitcoin balance that does not exceed $0.5 million in value. The average value of the Company’s Bitcoin balance was approximately $0.5 million in 2022 and approximately $0.4 million to date in 2023.

While the Company does not consider the operations of its LibertyX business (the business line that utilizes Bitcoin) material to its overall operations or business, in response to the Staff’s comment, additional disclosure has been included on pages 104 and 105 of the Information Statement.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 21, 2023

3.	We note your response to prior comment 6. Please revise to discuss the geographic areas you currently offer Bitcoin related services, including buying, selling and sending remittances.

Response: In response to the Staff’s comment, additional disclosure has been included on pages 104 and 105 of the Information Statement which provides that, among other things, the Company’s LibertyX business, through its LibertyX platform, offers customers the ability to purchase Bitcoin in most of the U.S. and through its LibertyPay platform offers customers only in Alabama, Delaware, Florida, Massachusetts, Mississippi, Oregon, Pennsylvania and Washington, the ability to transmit money overseas (outbound transmission only).

We respectfully further advise the Staff that, LibertyPay generated $5 million of revenue in fiscal year 2022, less than 0.2% of NCR ATMCo revenue, which management considers to be an immaterial revenue stream. In addition, other than for transactions where payments are directed to individuals in Brazil, all transactions on the LibertyPay platform are processed on behalf of the Company by a third-party money transmitter. With respect to Brazil, the Company processes transactions in Brazil directly through a Brazilian subsidiary and maintains a balance of local currency in Brazil in order to facilitate these transactions. To maintain those local currency balances the Company uses Bitcoin as an internal cash management tool to convert funds from U.S. dollars into Brazilian reals. The Company believes that using a public blockchain for intercompany transfers is faster, cheaper, and more secure than using traditional means. Customers using LibertyPay do not receive Bitcoin or any other virtual currency, nor are they directly exposed to Bitcoin or any other virtual currency in any manner. The Company also maintains the capability to move funds to its Brazilian subsidiary by traditional means if necessary to complete transactions on the LibertyPay platform.

Government Regulations, page 108

4.

Please revise to provide a more complete discussion regarding the regulatory requirements for offering cross-border remittances in Bitcoin as well as your other Bitcoin services. As non-exclusive examples, discuss the anti-money laundering and know-your-customer requirements for buying, selling or transacting in Bitcoin and any licenses currently held and those that may be required.

Response: In response to the Staff’s comment, additional disclosure has been included on page 109 of the Information Statement.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 21, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 112

5.

We note your response to prior comment 9, and reissue in part. There are various instances throughout your results of operations discussion where you cite two or more factors as contributing to the variance in a certain line item. For example, on page 129 you state that, “Self-Service Banking Adjusted EBITDA decreased 9% for the year ended December 31, 2022, compared to the prior year period primarily due to supply chain challenges and increased fuel costs which drove up component and other costs, particularly in ATM hardware, hardware maintenance and transaction services. These headwinds were partially offset by an increase in recurring revenue.” Please revise throughout to quantify each material factor, including any offsetting factor(s) that contributed to such change. In addition, refrain from using qualitative terms such as “primarily” in lieu of providing specific quantitative disclosure. Refer to Item 303(b) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff on behalf of the Company that management carefully evaluated the discussion of the Company’s results of operations to identify changes in line items in the periods presented and to discuss and quantify any material factor, including any offsetting factor(s), that contributed to such change in accordance with Item 303(b) of Regulation S-K. We respectfully advise the Staff that the Company has revised its disclosure in its results of operations to quantify the reasons contributing to the material changes from period-to-period. We further advise the Staff on behalf of the Company that, other than what is described in the revised disclosure, no other material items were identified for disclosure under Item 303(b) of Regulation S-K. The Company’s management will monitor the disclosure in future filings and include both quantitative and qualitative disclosure when describing the underlying reasons for material changes from period-to-period in one or more line items.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 21, 2023

Key Strategic Financial and Performance Metrics, page 118

6.

Please revise to clarify whether the number of ATMs included in the ATM-as-a-Service metric are also included in the Total Units Owned/Managed/Serviced count. If so, tell us and revise to explain why the Total Units Owned/Managed/Serviced have steadily declined since fiscal 2021 and how that trend is impacting your business.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that the Company has informed us that its metric of Total Units Owned / Managed / Serviced includes the ATM-as-a-Service units. Management believes Total Units Owned / Managed / Serviced to be a useful metric as it reflects the size and reach of the Company’s business as well as indicates potential growth or decline in certain revenue streams. Examples of factors that impact the total number of units include new customers (through organic growth or acquisitions), business closures, compliance requirements, contract terminations or expansions, bank consolidation through acquisition and bank fleet and physical location rationalization. The decline in Total Units Owned / Managed / Serviced from 2021 is largely driven by a decline in legacy Cardtronics contracts, as a result of actively not seeking renewal of un-profitable contracts, and a decline in the traditional hardware maintenance and other services due to footprint rationalization and non-renewals. We further respectfully advise the Staff on behalf of the Company that, given the diversification of the Company’s portfolio of Total Units Owned / Managed / Serviced, the Company believes the decline does not result in a material impact to the Company’s business because of its mix of revenues. Specifically, the unit decline in the Company’s legacy Cardtronics contracts are offset by increases in Owned/ATM-as-a-Service contracts that allow the Company to earn a greater proportion of recurring revenue from customers. Rather, this is consistent with the Company’s strategy to shift the traditional ATM business to the recurring ATM-as-a-Service model as outlined on page 119 of the Information Statement, which can impact the number of total number of units.

We respectfully advise the Staff that we have made the requested revisions on pages 23, 118 and 119 of the Information Statement.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 21, 2023

Revenue and Adjusted EBITDA by Segment, page 127

7.	We note your revised presentation in response to prior comment 10. Please further revise to remove footnote (4) here and on page 128, since you no longer include Corporate and Other in the tables.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have made the requested revision on pages 128 and 129 of the Information Statement.

Financial Condition, Liquidity and Capital Resources

Sources of Historical Liquidity, page 130

8.

We note your response to prior comment 11. Please consider changing the title of your non-GAAP measure of adjusted operating cash flow to a more descriptive title such as “adjusted unrestricted operating cash flow.”

Response: In response to the Staff’s comment the Company has changed the title of its non-GAAP measure of adjusted free cash flow to “Adjusted free cash flow – unrestricted.” The Company respectfully advises the Staff that, in response to the Staff’s comment, it added the word “unrestricted” to the title to reflect the fact the measure excludes certain restricted cash settlement activity but elected to otherwise maintain the title of the measure as including “free cash flow” rather than “operating cash flow.” The Company’s management believes that, because operating cash flow measures generally reflect cash generated by a company’s business operations while free cash flow measures generally reflect the cash that is useable in a company’s business that retaining the portion of the title that identifies the measure as “free cash flow” is more useful to investors because it conveys more clearly that the measure reflects cash available for general use by the Company.

Notes to Combined Financial Statements

Note 1. Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page F-11

9.

We note you indicate in response to prior comment 6 that the amount of Bitcoin held at the end of any period, since acquisition, is less than $1 million. Please tell us the average amount of Bitcoin held during any period since the acquisition and the average length of time Bitcoin is held once purchased. Also, tell us how and when the Bitcoin you hold for resale is valued and how the cost of products is measured.

Response: The Company targets to maintain a Bitcoin balance that does not exceed $0.5 million in value. The average value of the Company’s Bitcoin balance was approximately $0.5 million in 2022 and approximately $0.4 million to date in 2023. While the Company’s Bitcoin holdings are fungible, it will generally hold acquired Bitcoin for approximately two business days before it is utilized.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 21, 2023

With respect to how and when Bitcoin held for resale is valued, and how the cost of products is measured, the Company performs the following on a monthly basis: (i) due to the short duration that the Company holds Bitcoin for resale, when purchased, the Company records Bitcoin based on the purchase price from the various exchanges in cost of products and (ii) due to the immaterial nature of its Bitcoin holdings and the short duration it is held for resale, the Company records the value of Bitcoin that it has on hand at the end of the period based on the number of Bitcoin in the Company’s inventory multiplied by the value of Bitcoin from the exchange at the end of the period, which does not result in a material adjustment to inventory.

The value of the Company’s Bitcoin inventory, since acquisition, is considered immaterial as the Company typically holds Bitcoin for less than two business days and targets maintaining $0.5 million of Bitcoin or less on hand at the end of the month.

10.

In response to prior comment 16, you state that you use Bitcoin to facilitate cross border remittances and classify it as services revenue as it is a transaction fee charged for service. You further explain in response to prior comment 6 that you leverage Bitcoin to facilitate transactions to send money from the United States to Brazil. Please further explain what these arrangements are, who the customer is, how you “use” or “leverage” Bitcoin to earn a transaction fee, and how you account for such transactions.

Response: The Company’s LibertyX business allows its U.S. consumer customers, through its LibertyPay platform, to transfer U.S. dollars to a third-party consumer customer outside of the U.S. in the receiver’s local currency (i.e., no transfer of Bitcoin occurs). Customers using LibertyPay are charged a fee by the Company in the same manner as other money transmitters, which includes a fee for the transaction itself and from a spread on the exchange rate. Other than for transactions where payments are directed to individuals in Brazil, all transactions are processed on behalf of the Company by a third-party money transmitter. The Company processes transactions in Brazil directly through a Brazilian subsidiary and maintains a balance of local currency in Brazil in order to facilitate these transactions. To maintain those local currency balances the Company uses Bitcoin as an internal cash management tool to convert funds from U.S. dollars into Brazilian reals. The Company believes that using a public blockchain for intercompany transfers is faster, cheaper, and more secure than using traditional means. Customers using LibertyPay do not receive Bitcoin or any other virtual currency, nor are they directly exposed to Bitcoin or any other virtual currency in any manner. As such, the Company classifies fees it receives from customers using the LibertyPay platform as services revenue as it is a transaction fee charged for service.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 21, 2023

While the Company does not consider the operations of its LibertyX business (the business line that utilizes Bitcoin) material to its overall operations or business, in response to the Staff’s comment, additional disclosure has been included on pages 104 and 105 of the Information Statement.

11.

We note from your response to prior comment 15 management has concluded that the standard ATMaaS contract, including the hardware component, qualifies for accounting and disclosure under ASC 606 as a services contract. However, your disclosures on page F-11 indicate hardware in an as-a-service-package is recognized in consideration of lease accounting standards, depending on the terms and conditions in the contract. Please explain, and revise to clarify, this apparent inconsistency.

Response: We respectfully acknowledge the Staff’s comment and note on behalf of the Company that the hardware components of ATMaaS contracts are considered to be an embedded lease within the contract, not separated into lease and non-lease components, and recognized as a Service contract over the service period. In response to the Staff’s comment, additional disclosure has been included on page F-11 of the Information Statement.

General

12.

We note your response to prior comment 18. We also note your disclosure on page F-26 that “Cardtronics is the world’s largest Independent ATM Deployer (“IAD”), according to the recent Global ATM Market and Forecasts to 2027 Report from RBR.” Please revise to clarify whether any of these reports were commissioned by the company. If any of these reports were commissioned by you for use in connection with the registration statement, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the Global ATM Market and Forecasts to 2027 Report from RBR was not commissioned by the Company. In response to the Staff’s comment, additional disclosure has been included on page F-24 of the Information Statement.

13.

On page 97 you state, “According to internal Company data, ATMCo currently owns, manages or services approximately 800,000 ATMs across various deployment models.” However, on page 4 and several other times throughout the prospectus, you state that, “As of December 31, 2022, based on internal company data, we managed/serviced approximately 700,000 ATMs.” Please reconcile or advise.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff on behalf of the Company that the difference between the 700,000 and 800,000 figures relates to the different operational models utilized by the Company’s business. More specifically, as described in the Information Statement, as part of the Company’s business it both owns ATMs (including through the Allpoint network) and manages/services ATMs for third-parties. While the 700,000 figure in respect of managed/serviced units was qualified as an approximation, in light of the Staff’s comment we have revised those references to reflect approximately 715,000 units managed/serviced, which is supported by the Company’s internal records. Elsewhere in the Information Statement the Company separately discloses the number of owned and operated units as approximately 85,000. Accordingly, when combining those two figures the total units owned, managed or serviced by the Company equals the approximately 800,000 figure referenced in the Staff’s comment.

***

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 21, 2023

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2839 or neil.stronski@skadden.com.

Very truly yours,

/s/ Neil P. Stronski

Neil P. Stronski

cc:	James Bedore

Executive Vice President, General Counsel and Secretary

NCR Corporation